
May 25, 2011

Curtis D. McClennan
Chief Financial Officer
ClubCorp Club Operations, Inc.
3030 LBJ Freeway
Suite 600
Dallas, TX 75234

> **Re: ClubCorp Club Operations, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 9, 2011**
> **File No. 333-173127**

Dear Mr. McClennan:

   We have reviewed your responses to the comments in our letter dated April 22, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Prospectus Summary, page 1

1. Please revise to clarify what you mean by "member-focused management skills" on page 1 and throughout.

2. In one of the opening paragraphs, please provide your revenues and net income (loss) for the most recent audited period and interim stub to provide a financial snapshot for your company.

Competitive Strengths, page 1

3. Please revise the first sentence in this section to state as a belief.

Industry Trends, page 3

4. We note your response to our prior comment 7 and reissue in part. Please revise here to clarify your statement that the golf industry has attractive supply/demand dynamics by balancing this disclosure with your disclosure found elsewhere that the golf industry is still overcoming a supply and demand imbalance caused by a dramatic increase in the number of facilities in the 1990s and that 2010 was the fifth consecutive year in which facility closures outnumbered openings. In addition, please discuss this trend in your risk factors section or explain why this is not necessary.

Summary Financial and Other Data, page 13

5. Within the table on page 14, we note you present the ratio of earnings to fixed charges with several years showing less than a one-to-one coverage. In this event, the dollar amount of the deficiency should be disclosed in a footnote without showing a ratio (of less than one-to-one coverage) in the table. Reference is made to Instruction 2(A) to Item 503(d) of Regulation S-K.

Business, page 69

Overview, page 69

6. Please revise the last sentence in this section to state as a belief.

Consolidated Financial Statements, page F-1

Note 3. Summary of Significant Accounting Policies, page F-9

Goodwill and Other Intangibles, page F-11

7. We note your response to comment 14 from our letter, dated April 22, 2011, including your assertion that you are unaware of the business reasons why Citigroup would forgive $342.3 million in senior secured debt. Generally, the forgiveness of debt indicates that the value of the underlying collateral has diminished. Otherwise, the holder of the debt would generally pursue the remedies available to them to satisfy the debt, including foreclosure on the underlying collateral. In light of the general declines in the golf industry (as you describe in your document starting on page 76), and the decision of Citigroup to forgive $342.3 million in outstanding secured debt, it is unclear how you are able to support your assertion that goodwill was not impaired as of December 31, 2010. As such, please provide us with the assumptions and estimates used in reaching the fair values provided in Annex C of your response letter. In addition, where a range of estimates was considered, please provide us with the range. Include support for the assumptions used in determining your estimates, including your assumptions regarding discount rates, royalty rates, growth rates, sales projections and terminal value rates.

8. We note from the table on page 62 that your Adjusted EBITDA has declined from $176 million for 2008 to $166 million in 2009, and further declined to $152 million in 2010. Please provide us with your annualized Adjusted EBITDA at the time of your acquisition by KSL in 2006, and tell us the Adjusted EBITDA multiple implied by the purchase price at that time. Then, tell us the Adjusted EBITDA multiple implied by the fair values shown in Annex C (for each year presented). Finally, based on your knowledge of the golf industry, tell us what Adjusted EBITDA multiple you believe would have been used had you been acquired by KSL in 2010 rather than in 2006. If known, provide us with the multiple implied by any recent transactions in the golf industry.

9. In your response to comment 39 from our letter, dated April 22, 2011, you stated that you did a valuation in connection with your impairment test as of September 8, 2010. You further stated that, due to its proximity to the ClubCorp Formation on November 30, 2010, such valuation contemplated the effects of the November 30, 2010 transaction. In this regard, please clarify for us how you considered Citigroup's forgiveness of debt in your analysis of goodwill impairment.

Exhibit 5.1

10. We note your response to our prior comment 44. Please revise the 5.1 opinion to expressly state what you are relying on the local opinions for.

Exhibit 5.3

11. We note your response to our prior comment 46 and reissue in part. Please have counsel remove the second sentence in the second to the last paragraph as it is inappropriate to attempt to limit reliance. Similarly, please have counsel remove the last sentence in Exhibit 5.18, the second to the last sentence in Exhibit 5.23 and the third and fourth sentences in the second to the last paragraph in Exhibit 5.24.

Exhibit 5.4

12. Please refer to the fifth paragraph, second sentence. The opinion must speak as to the date of effectiveness. Please delete the sentence regarding the laws "in effect on the date hereof" or file an updated opinion at effectiveness. Please also refer to our prior comment 45. Similarly revise the fifth paragraph in Exhibits 5.5 and 5.6.

Exhibit 5.7

13. Refer to the second paragraph. Please delete the second sentence in that paragraph.

14. We note your response to our prior comment 50 and reissue in part. Please have counsel revise assumption (ix) to limit it to persons other than the Guarantors.

Exhibit 5.8

15. Refer to the third paragraph and points (a) through (i). The opinion must speak as to the date of effectiveness. Either delete the phrases throughout that indicate that it is in full force and effect as of the date hereof, or a date earlier than the effective date, or file an updated opinion at effectiveness.

16. Please revise the opinion to opine that the applicable guarantees are duly authorized.

17. Refer to the third to last paragraph. The Texas opinion should encompass all Texas laws and judicial decisions interpreting those laws. Therefore, please revise this paragraph to remove the carve outs of Texas law. Similarly revise Exhibit 5.11 as to Georgia law, Exhibit 5.12 as to Massachusetts law, Exhibit 5.14 as to Virginia law, Exhibit 5.15 as to D.C. laws, Exhibit 5.19 as to Arkansas laws, Exhibit 5.20 as to Illinois and Washington laws, Exhibit 5.21 as to Wisconsin laws, Exhibit 5.22 as to Louisiana laws, Exhibit 5.23 as to Kansas laws, and Exhibit 5.24 as to North and South Carolina laws.

Exhibit 5.9

18. Under "C. Opinions.," please delete "currently in effect" or provide an updated opinion at effectiveness, as the opinion must speak as of the date of effectiveness.

Exhibit 5.10

19. We note the reference to "current actual knowledge," as to the meaning of the statement "to our knowledge," and that the opinion is as to the "laws currently in effect." Please delete those phrases or provide an updated opinion at effectiveness.

20. We note your response to our prior comment 58 and reissue. Please have counsel revise opinion 6(c) on page 2 by removing the "to our knowledge" qualifier and the "identified to us by any Guarantor" as it is inappropriate to make such assumptions regarding counsel's own client. Similarly, please have counsel revise opinion 5(c) of Exhibits 5.11, 5.12, 5.13, 5.14, 5.15, 5.18 and 5.23, opinion 4 of Exhibits 5.16, 5.17, 5.19 and 5.21 and opinion 8 on page 9 of Exhibit 5.24.

Exhibit 5.11

21. Refer to the seventh paragraph. The opinion must speak as of the date of effectiveness. As such, please either delete "based upon the laws of the State currently in effect," or file an updated opinion at effectiveness. Similarly revise Exhibits 5.12, 5.13, 5.14, 5.15 and 5.18.

22. In this regard, please consider updating the dates of review of the Schedule A documents or advise. This also appears to apply to documents listed in Exhibit 5.23.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Shifflett at (202) 551-3381 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3210 with any other questions.

Sincerely,

Susan Block
Attorney-Advisor

cc: Via facsimile: (650) 251-5002
        William B. Brentani, Esq.
        Simpson Thacher & Bartlett LLP